EXHIBIT 1
TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

NEWS RELEASE
TEEKAY LNG PARTNERS L.P. DECLARES FIRST QUARTER DISTRIBUTION; TO RECOMMEND SECOND QUARTER DISTRIBUTION INCREASE

Hamilton, Bermuda – May 1, 2008 - Teekay GP LLC, the general partner of Teekay LNG Partners L.P., has declared a cash distribution of $0.53 per unit for the quarter ended March 31, 2008.  The cash distribution is payable on May 15, 2008 to all unitholders of record on May 8, 2008.

As a result of the acquisition of the two Kenai LNG vessels in April 2008, the management of Teekay GP LLC intends to recommend to its board of directors an increase to the Partnership’s quarterly distribution.  If approved, the increase will be applied to the second quarter’s distribution to be paid in August 2008.

About Teekay LNG Partners L.P.

Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.  Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its fleet of fifteen LNG carriers, four LPG carriers and eight Suezmax class crude oil tankers. Six of the fifteen LNG carriers are newbuildings scheduled for delivery between mid-2008 and early-2009.  Three of the four LPG carriers are newbuildings scheduled for delivery between mid-2008 and mid-2009.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations enquiries contact:
Dave Drummond
Tel:  +1 (604) 609-6442

For Media enquiries contact:
Alana Duffy
Tel:  +1 (604) 844-6605
Web site:  www.teekaylng.com
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